Filed Pursuant to Rule 433

Registration No. 333-237799

April 23, 2020

Supplementing the Preliminary

Prospectus Supplement dated April 23, 2020

(To Prospectus dated April 23, 2020)

Marathon Petroleum Corporation

Final Pricing Terms

April 23, 2020

Issuer:	Marathon Petroleum Corporation

Net proceeds (before expenses) to the Issuer:	$2,483,700,000

Settlement:	T+2; April 27, 2020

Anticipated Ratings*:	Baa2 (Negative) / BBB (Negative) / BBB (Negative)

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Barclays Capital Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

BNP Paribas Securities Corp.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	Fifth Third Securities, Inc. Huntington Securities, Inc.

4.500% Senior Notes due 2023

Size:	$1,250,000,000

Maturity:	May 1, 2023

Coupon:	4.500%

Benchmark Treasury:	0.250% due April 15, 2023

Benchmark Treasury Yield:	0.271%

Spread to Benchmark Treasury:	+425 bps

Yield to Maturity:	4.521%

Price to Public:	99.941%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2020, to holders of record at the close of business on the preceding April 15 and October 15, respectively

Make-Whole Call:	T+50 bps (at any time before April 1, 2023)

Par Call:	At any time on or after April 1, 2023

CUSIP/ISIN:	56585A BG6 / US56585ABG67

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

4.700% Senior Notes due 2025

Size:	$1,250,000,000

Maturity:	May 1, 2025

Coupon:	4.700%

Benchmark Treasury:	0.500% due March 31, 2025

Benchmark Treasury Yield:	0.369%

Spread to Benchmark Treasury:	+437.5 bps

Yield to Maturity:	4.744%

Price to Public:	99.805%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2020, to holders of record at the close of business on the preceding April 15 and October 15, respectively

Make-Whole Call:	T+50 bps (at any time before April 1, 2025)

Par Call:	At any time on or after April 1, 2025

CUSIP/ISIN:	56585A BH4 / US56585ABH41

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Mizuho Securities USA LLC toll free at 1-866-271-7403.

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